August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (203) 799-4333

Timothy H. Powers
Chairman, President and Chief Executive Officer
Hubbell Incorporated
584 Derby Milford Road
Orange, CT

> **Re: Hubbell Incorporated**
> **Definitive 14A**
> **Filed March 20, 2007**
> **File No. 001-02958**

Dear Mr. Powers:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1.   Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

The Role of the Compensation Committee and Compensation Consultant, page 14

2.   We note your reference to the compensation committee's engagement of Hewitt Associates. You state that Hewitt advises the compensation committee with respect to named executive officer compensation. Describe in greater detail the nature and scope of Hewitt's assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Benchmarking, page 14

3.   You state that Hewitt provided to the compensation committee benchmark compensation data for each element of the total direct compensation package and that such data is representative of pay practices from among a community of over 200 companies in the U.S. general manufacturing sector. You also state that to set pay for 2006, the compensation committee referred to compensation levels within a group consisting of 19 companies selected jointly by the committee and Hewitt as being representative of the electrical component and equipment industry in which you operate. Identify all the companies with which you are engaged in benchmarking compensation of your named executive officers, including if applicable, those companies that were the source of industry-specific survey data that supplemented the peer data for your named executive officers. See Item 402(b)(2)(xiv) of Regulation S-K. With respect to the 200 companies in the U.S. general manufacturing sector, discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you.

4.   You state in the first whole paragraph on page 15 that the compensation committee's review of the data showed the company's total pay to be generally competitive with external market practices, with some exceptions that were below market. In your discussion of base salary, you also state that the company defines its market competitive position for base salaries as the 50th percentile for both its industry specific peer group and other comparably sized companies across general industry. Please disclose similar information with respect to your other elements of compensation, providing not only the targeted percentiles but also the percentiles based on actual compensation paid. For example, what were the targeted and actual percentiles of market represented by your targeted and actual annual bonus paid in 2006?

Incentive Compensation Plan, page 16

5.   Provide a more thorough analysis and discussion of the incentive compensation plan for your named executive officers who are also group vice presidents to better explain how 2006 annual incentive compensation was calculated. To the extent applicable, provide disclosure similar to that found in the second whole paragraph on page 16 to explain the relationship between relative achievement of performance objectives and actual bonus compensation. For example, with respect to Mr. Muse, disclose how the two performance objectives of operating profit and trade working capital are weighted in terms of their contribution to the 70% portion of his overall bonus eligibility, the ranges of achievement for each such performance objective and how achievement of an objective correlates to that objective's portion of the 70% portion of his overall bonus eligibility. On a percentage basis what are the minimum, target and maximum levels of achievement for Mr. Muse's operating profit objective, and how would achievement of 110% of the target level affect that particular objective's contribution to the 70% portion of his overall bonus eligibility? Please consider including an example of how you determined a group vice president's actual incentive bonus based on his accomplishment of each of his four performance objectives. Also clarify what is meant by the term "overall bonus eligibility." Is this referring to the target bonus or the maximum bonus of 200% of target bonus? If the former, explain how achievement of the various objectives could result in a bonus in excess of the target bonus.

6.   You have not provided a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for Messrs. Muse and Murphy, your named executive officers who are also group vice presidents, to earn their incentive compensation. Please disclose the specific operating profit, trade working capital and earnings per share targets, as well as the strategic objectives for each individual, used to determine incentive amounts. Similarly, disclose both the specific performance goals and targets set for Messrs. Powers and Nord pursuant to the Senior Executive Incentive Compensation Plan. To the extent you believe that disclosure of the specific operating profit, trade working capital and earnings per share targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

7.   You provide a description of how company performance affects compensation, but only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 16 that bonuses under the Incentive Compensation Plan also reflected the compensation committee's discretionary assessment of such individuals' attainment of non-financial goals and strategic goals, and you briefly discuss some non-financial goals in the third paragraph on page 17. You state on page 17 that the compensation committee exercised its discretion to reduce bonuses under the Senior Executive Incentive Compensation Plan based on quantitative and qualitative criteria. Please expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, what factors does the compensation committee consider in its assessment and, if applicable, how are they weighted? Are certain factors or goals considered more determinative of compensation levels than others? See Item 402(b)(2)(vii) of Regulation S-K.

8.   You also state that the compensation committee's discretionary judgment under the Incentive Compensation Plan could increase or decrease the formulated award by as much as 25%, you note on page 17 that the committee recognized the success the company had in achieving non-financial goals, and you disclose on page 27 that Mr. Muse's actual bonus payout was paid at 61% of target and Mr. Murphy's was paid at 69% of target. Disclose whether these percentages of target represent the formulated awards or the awards after adjustment by the compensation committee. If the latter, quantify such adjustment. Provide similar disclosure with respect to the committee's use of discretion to decrease the bonuses payable to Messrs. Power and Nord.

Equity-Based Compensation, page 18

9.   You state in the second paragraph on page 18 that the two performance measures are weighted equally and that if the company were to achieve a relative total return to shareholders above the 80th percentile of the comparator group, 200% of the targeted shares would be paid, but if performance was below the 35th percentile, no performance shares would be paid. Clarify what is meant by the phrase "targeted shares." For example, if the compensation committee has awarded a particular named executive officer $300,000 in performance shares, and the company's relative total return exceeds the 80th percentile of the comparator group, are you suggesting that the officer will receive $600,000, represented 200% of the total award, or $300,000, representing 200% of half the total award, since the two performance measures are weighted equally? Revise your disclosure to make this more clear.

10.	You state on page 19 that in 2005, that you have adopted stock ownership guidelines applicable to the named executive officers as well as other officers and designated employees. You indicate on page 37 that you have also adopted stock ownership guidelines for all directors. Disclose the specific guidelines for the named executive officers and directors and the period of time within which the minimum share ownership level must be met. See Item 402(b)(2)(xiii) of Regulation S-K.

Post-Employment and Change of Control Benefits, page 20

11.	Expand your disclosure of your severance policy, continuity agreements and change of control provisions to include a more thorough discussion of Item 402(b)(1) of Regulation S-K. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements. Also, analyze why you structured these agreements in the manner summarized on pages 20-22 and 32-35. For example, discuss why only the continuity agreements for Messrs. Powers and Davies define "good reason" to include any election by the executive to terminate employment during a thirty-day period following the first anniversary of the change in control (or, for Mr. Powers only, following his 65th birthday). Also discuss why you chose to provide benefits such as a lump sum payment equal to three times the sum of base salary and annual bonus, the acceleration of vesting in all options, stock appreciation rights and restricted stock awards and the determination that performance shares would be payable at the target level of the award.

12.	Supplement your disclosure to clarify the relationship between the continuity agreements discussed in the second paragraph on page 21 and the severance policy and change of control provisions discussed in the last paragraph on page 21. As currently written, it is unclear whether these benefits are both available to named executive officers, and if so, whether and why they provide overlapping benefits.

13.	You state on page 19 that the benefits payable under the continuity agreements include, among other items, enhanced benefits under the company's SERP. Expand this discussion to describe these benefits or provide a reference to a more detailed discussion elsewhere in your proxy statement.

Summary Compensation Table for Fiscal Year 2006, page 24

14.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. For example, we note the disparity between your chief executive officer's base salary and that of the other named executive officers. We also note the stock and option awards and future target level payouts under non-equity incentive plan awards granted to your chief executive officer noted in the table on page 26 as compared to the lesser awards granted to the other named executive officers. We also refer you to the size of Mr. Powers' pension benefits indicated in the table on page 30 as compared to the pension benefits of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel